Mail Stop 6010

July 5, 2006

Mr. Steven M. Neil
Chief Financial Officer, Vice President and Treasurer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, CA 94588

> **Re:**	**The Cooper Companies, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2005**
> **Filed January 17, 2006**
> **File No. 001-08597**

Dear Mr. Neil:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant